Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The Board announces that, due to his personal career arrangement, Mr. Wan Feng tendered his resignation as a non-executive director of the Company and from other related positions of the Board on 5 August 2014, which took effect on the same day.

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that, due to his personal career arrangement, Mr. Wan Feng tendered his resignation as a non-executive director of the Company and from other related positions of the Board on 5 August 2014, which took effect on the same day.

Mr. Wan Feng has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. The Board would like to express its gratitude to Mr. Wan Feng for his contribution to the Company during his tenure of service.

By Order of the Board of
China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 6 August 2014

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Su Hengxuan, Miao Ping

Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong

Independent Non-executive Directors:	Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh, Tang

Jianbang